[redacted]

09058925

SEC
Mail Processing
Section

MAR 0 2 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Countrywide Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2595 Chandler Blvd.
(No. and Street)

Chandler (City) AZ (State) 85224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Romano (617) 434-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB* 3/9

OATH OR AFFIRMATION

I, John Romano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Countrywide Investment Services, Inc.
(A wholly-owned subsidiary of Countrywide Bank, FSB.)
Index to Statement of Financial Condition
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors of
Countrywide Investment Services, Inc

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Countrywide Investment Services, Inc., a wholly-owned subsidiary of Countrywide Bank, FSB. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Countrywide Investment Services, Inc.
(A wholly-owned subsidiary of Countrywide Bank, FSB)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 5,343,588
Receivable from clearing brokers	50,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $142,479	53,150
Other assets	33,015
Total assets	$ 5,479,753
Liabilities and Shareholder's Equity	
Payable to clearing brokers	$ 462,108
Payable to affiliates	192,180
Accounts payable and other accrued liabilities	362,837
Compensation payable	541,965
Income taxes payable to Corporation	399,503
Total liabilities	1,958,593
Commitments and contingencies (Note 8)	
Common stock, $1 par value; 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in-capital	6,246,304
Accumulated deficit	(2,726,144)
Total shareholder's equity	3,521,160
Total liabilities and shareholder's equity	$ 5,479,753

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

Countrywide Investment Services, Inc., (the "Company") is a wholly-owned subsidiary of Countrywide Bank, FSB (the "Parent"), an indirect wholly-owned subsidiary of Effinity Corporation (the "Corporation"), which is wholly owned by Bank of America Corporation. The Company is incorporated in the state of Virginia and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company engages in trades of stocks, bonds, municipal securities, mutual funds, annuities and insurance products with retail customers. Stock, bond and mutual fund transactions are cleared on a fully disclosed basis through National Financial Services, LLC (NFS), the clearing firm. In the case of annuity and insurance products, the Company processes the business directly with the third-party product provider with whom it has entered into a selling agreement. For either clearing firm or application way business, the Company promptly transmits any received customer funds to either NFS or the product provider, as appropriate, and in accordance with applicable rules and regulations concerning the protection of customer funds.

On July 1, 2008, Bank of America Corporation acquired all the outstanding common stock of Countrywide Financial Corporation, the parent corporation of Countrywide Bank, in a stock swap transaction valued at approximately $2.5 billion. Bank of America offered 0.1822 common share per Countrywide share.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents for purposes of the consolidated statement of cash flows. Cash and cash equivalents include deposits and investments in money market funds sponsored and advised by an affiliate of the Company (Note 4). Investments are recorded on a trade date basis and are carried at fair value.

Fair Value of Financial Instruments
The Company determines the fair market value of financial instruments based on the framework defined by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") issued by the Financial Accounting Standards Board ("the FASB"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 establishes a three level hierarchy for fair value measurements based upon the transparency of the inputs of an asset or liability as of the measurement date.

The three levels of fair value hierarchy under SFAS 157 are:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all or significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value and unobservable.

At December 31, 2008, the Company measured the fair value of all financial instruments, which consists of money market funds managed by affiliates, using quoted prices in active markets.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives.

Fee, Annuity, Interest and Other Income
Fee income is recognized as earned and represents fees received pursuant to mutual fund shareholder administration and servicing distribution plans. Annuity income is recognized as earned and represents commissions on sales of annuity products. Interest income represents income earned on balances invested in money market funds, which are classified as a cash equivalent and recognized in the period earned, of an affiliated investment company. Other income primarily represents income received from the clearing brokers on customer margin balances and customer account fees.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit "UTB". The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax

allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Furniture, Equipment and Leasehold Improvements

Major classifications of these assets at December 31, 2008 are summarized as follows:

Amounts in thousands

	Estimated Useful Life	
Furniture	12 years	$ 4,562
Equipment	3-5 years	191,067
		195,629
Less accumulated depreciation		(142,479)
		$ 53,150

4. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies and persons. These transactions and balances are summarized below.

Cash and Cash Equivalents
The Company had $289,144 of non-interest bearing cash on deposit with Bank of America, N.A., an affiliate, at December 31, 2008. At December 31, 2008, the Company had $5,054,444 in the Columbia Cash Reserves Fund, a 1940 Act mutual fund sponsored and advised by an affiliated company.

Receivables From and Payables to Affiliates
Receivables from and payables to affiliates generally represent amounts due from and to affiliate companies that are expected to be settled in the normal course of business.

Parent Services
The Parent provides management and other services to the Company. In addition, certain operating costs are paid by the Parent and billed to the Company.

Shareholder's Equity
The Corporation directly allocates tax benefits associated with stock issued under employee plans to the Company based on restricted stock vestings and stock option exercises by employees of the Company participating in the Corporation's stock based compensation plans.

5. Receivable and Payable From Clearing Brokers

The Company has an agreement with National Financial Services, LLC (the "clearing broker") whereby the clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers collateralized by the customers' securities, clears transactions and acts as custodians. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company the net interest earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

In the normal course of business amounts receivable from the clearing broker primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. At December 31, 2008, the Company had a payable of $6,407 related to cancelled customer trades. In addition, the Company had an additional $455,701 payable due to a debit in the firm's money market account due to an incorrectly processed money market trade. These amounts arise through normal business operations and are current in nature.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing brokers' right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2008, the Company has recorded no liabilities with regard to this indemnification. During 2008, payments made to the clearing brokers related to this indemnification were not significant.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Corporation has indemnified the clearing brokers against certain losses, including margin losses that the clearing brokers may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing brokers related to the Company's customers were $686 at December 31, 2008. As the clearing brokers' right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2008, the Company has recorded no liabilities with regard to this indemnification. During 2008, payments made to the clearing brokers related to this indemnification were not significant.

6. Income Taxes

The provision for income taxes is summarized as follows:

Tax Provision	
Federal	399,953
State	105,008
Total Tax Expense	504,961

The difference between income tax expense recognized and the amount computed at the Federal statutory rate of 35% primarily relates to state and local income taxes (net of federal benefit).

Rate Reconciliation	
Federal	35.00%
State	5.52%
Other	0.33%
Total	40.86%

There was no deferred income tax asset or liability as of December 31, 2008 or as of December 31, 2007.

The Corporation adopted the provisions of FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, the Corporation recognized no increase in the liability for unrecognized tax benefits. There is currently no liability for unrecognized tax benefits.

The Company is included in the 2008 consolidated Federal income tax return filed by Countrywide Financial Corporation through July 1, 2008. From July 2, 2008 through December 31, 2008 the Company is included in the 2008 consolidated Federal income tax return filed by Bank of America Corporation.

Tax years 2004 and prior have been settled with the Internal Revenue Service. The Internal Revenue Service is currently examining the Corporation's federal income tax returns for the years 2005 – 2007. Multiple other state and local jurisdictions are currently under examinations. Management does not anticipate that the balance of UTB's will increase or decrease over the next twelve months.

7. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have

the cost of benefits partially paid by the Corporation. Disclosures required by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)", are included in the December 31, 2008 Form 10-K of the Corporation.

Substantially all employees of the Company participate in the Corporation's stock-based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 (revised 2004), "Share-based Payment" (SFAS 123R), are included in the December 31, 2008 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Unpaid incentives at December 31, 2008 totaled $510,000 and are included in the Statement of Financial Condition in Compensation payable.

8. Commitments and Contingencies

Litigation
In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings. Certain of these actions and proceedings are based on alleged violations of securities, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company.

Regulatory Matters
In the ordinary course of its business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer under the federal securities laws and is subject to regulation by the SEC, FINRA and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

9. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2008, the Company's net capital under the rule was $2,994,762, which was $2,864,124 in excess of the minimum required net capital of $130,638.

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

11. Subsequent Events

On January 23, 2009, the Company merged with Banc of America Investment Services, Inc., a wholly owned subsidiary of Bank of America, N.A.

Countrywide Investment Services, Inc.

(A wholly-owned subsidiary of Countrywide Bank, FSB.)
Statement of Financial Condition
December 31, 2008
(With Report of Independent Auditor's Report)